ODYSSEY MARINE EXPLORATION, INC.

205 S. Hoover Boulevard

Suite 210

Tampa, Florida 33609

April 17, 2025

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

Office of Energy & Transportation

100 F Street N.E.

Washington, D.C. 20549

Re:	Odyssey Marine Exploration, Inc.

Offering Statement on Form 1-A

Form RW Filed April 11, 2025

File No. 024-12559

Ladies and Gentlemen:

On April 11, 2025, Odyssey Marine Exploration, Inc. (the “Company”) requested withdrawal of the above-referenced Offering Statement on Form 1-A (File No. 024-12559), initially filed with the Securities and Exchange Commission (the “SEC”) on January 27, 2025, together with all amendments and exhibits thereto (as amended, the “Offering Statement”), by filing a Form RW (the “Form RW”) with the SEC relating to the Offering Statement pursuant to Rule 477 under the Securities Act of 1933, as amended.

After consultation with the SEC staff, the Company understands that it is appropriate to withdraw the Form RW and file instead a Form 1-A-W. Accordingly, the Company hereby requests that the Form RW be withdrawn effective as of the date hereof or at the earliest practicable date hereafter.

Please direct any questions or comments regarding this correspondence to David M. Doney at Akerman LLP, our counsel, at (813) 209-5070.

Very truly yours,

ODYSSEY MARINE EXPLORATION, INC.

/s/ Mark D. Gordon
Mark D. Gordon
Chief Executive Officer